**DREYFUS PREMIER GROWTH and INCOME FUND**
**STATEMENT OF INVESTMENTS**
December 31, 2005 (Unaudited)

| Common Stocks--98.5% | Shares | Value ($) |
|---|---|---|
| **Banking--3.5%** | | |
| Bank of America | 25,800 | **1,190,670** |
| | | |
| **Basic Industries--3.1%** | | |
| Air Products & Chemicals | 9,300 | 550,467 |
| E I Du Pont de Nemours & Co. | 12,000 | 510,000 |
| | | **1,060,467** |
| | | |
| **Beverages & Tobacco--2.7%** | | |
| Altria Group | 12,400 | **926,528** |
| | | |
| **Capital Goods--8.4%** | | |
| Danaher | 11,100 | 619,158 |
| Emerson Electric | 7,000 | 522,900 |
| General Electric | 48,500 | 1,699,925 |
| | | **2,841,983** |
| | | |
| **Consumer Non-Durables--3.7%** | | |
| PepsiCo | 9,500 | 561,260 |
| Procter & Gamble | 12,100 | 700,348 |
| | | **1,261,608** |
| | | |
| **Consumer Services--10.4%** | | |
| Advance Auto Parts | 12,950 | 562,807 |
| CVS | 21,300 | 562,746 |
| Hilton Hotels | 21,900 | 528,009 |
| Home Depot | 12,200 | 493,856 |
| News, Cl. A | 22,400 | 348,320 |
| Target | 12,100 | 665,137 |
| Walt Disney | 15,900 | 381,123 |
| | | **3,541,998** |
| | | |
| **Electronic Components--1.8%** | | |
| EMC/Massachusetts | 44,400a | **604,728** |
| | | |
| **Energy--12.0%** | | |
| Anadarko Petroleum | 4,100 | 388,475 |
| Chesapeake Energy | 9,100 | 288,743 |
| Chevron | 15,700 | 891,289 |
| ConocoPhillips | 6,500 | 378,170 |
| Exxon Mobil | 27,300 | 1,533,441 |
| Grant Prideco | 6,700a | 295,604 |
| Weatherford International | 8,200a | 296,840 |
| | | **4,072,562** |
| | | |
| **Financial Services--16.7%** | | |
| Axis Capital Holdings | 21,800 | 681,904 |
| Capital One Financial | 8,400 | 725,760 |
| Countrywide Financial | 20,800 | 711,152 |
| JPMorgan Chase & Co. | 27,400 | 1,087,506 |
| Merrill Lynch & Co. | 12,800 | 866,944 |
| Radian Group | 11,700 | 685,503 |
| Wachovia | 17,200 | 909,192 |
| | | **5,667,961** |
| | | |
| **Health Care--13.4%** | | |
| Alcon | 4,600 | 596,160 |
| Caremark Rx | 7,800a | 403,962 |
| Fisher Scientific International | 6,200a | 383,532 |
| Genzyme | 8,400a | 594,552 |
| Johnson & Johnson | 16,100 | 967,610 |
| Novartis, ADR | 11,500 | 603,520 |
| WellPoint | 7,200a | 574,488 |
| Wyeth | 8,900 | 410,023 |
| | | **4,533,847** |

**Technology--14.0%**

| | | |
|---|---:|---:|
| Cisco Systems | 20,800a | 356,096 |
| Dell | 17,300a | 518,827 |
| International Business Machines | 4,500 | 369,900 |
| Microchip Technology | 10,900 | 350,435 |
| Microsoft | 37,400 | 978,010 |
| Motorola | 31,300 | 707,067 |
| National Semiconductor | 10,500 | 272,790 |
| Qualcomm | 9,300 | 400,644 |
| Texas Instruments | 12,600 | 404,082 |
| Yahoo! | 10,200a | 399,636 |
| | | **4,757,487** |

**Transportation--4.2%**

| | | |
|---|---:|---:|
| Burlington Northern Santa Fe | 11,900 | 842,758 |
| Carnival | 10,900 | 582,823 |
| | | **1,425,581** |

**Utilities--4.6%**

| | | |
|---|---:|---:|
| AT & T | 18,500 | 453,065 |
| PG & E | 4,600 | 170,752 |
| Sempra Energy | 6,400 | 286,976 |
| Southern | 11,100 | 383,283 |
| Verizon Communications | 9,000 | 271,080 |
| | | **1,565,156** |

| | | |
|---|---:|---:|
| **Total Common Stocks** | | |
| (cost $29,378,480) | | **33,450,576** |

**Other Investment--1.4%**

**Registered Investment Company;**

Dreyfus Institutional Preferred Plus Money Market Fund

| | | |
|---|---:|---:|
| (cost $466,000) | 466,000b | **466,000** |
| **Total Investments** (cost $29,844,480) | **99.9%** | **33,916,576** |
| **Cash and Receivables (Net)** | **.1%** | **38,424** |
| **Net Assets** | **100.0%** | **33,955,000** |

*ADR - American Depository Receipts.*
[a] *Non-income producing.*
[b] *Investment in affiliated money market mutual fund.*

*Securities valuation policies and other investments related disclosures are hereby incorporated by reference to the annual and semi-annual report previously filed with the Securities and Exchange Commission on Form N-CSR.*